

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2020

Meenal A. Sethna
Chief Financial Officer
LITTELFUSE, INC.
8755 West Higgins Road
Suite 500
Chicago, IL 60631

> **Re: LITTELFUSE, INC.**
> **Form 10-K for the Year Ended December 28, 2019**
> **Filed February 21, 2020**
> **Form 10-Q for the Period Ended September 26, 2020**
> **Filed October 28, 2020**
> **File No. 000-20388**

Dear Ms. Sethna:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended September 26, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1. We note that your discussions of the factors contributing to the fluctuations in your income statement line items between periods appear to often attribute the change "primarily" to several factors, "partially offset" by one or more factors. In future filings, to enhance an investor's understanding, in addition to identifying the reasons for the change, please revise your discussions to quantify the impact attributable to each factor identified. Refer to SEC Release FR-72.

2.   Similarly, we note your discussion of the changes in your gross profit and gross margins between periods. Given your ongoing actions to improve your cost structure, and the significance of changes in cost of sales on these two measures, please revise future filings to separately quantify and discuss the factors responsible for changes in the levels of cost of sales. Consider also discussing the impact of these changes in cost of sales on your segment results. Refer to SEC Release FR-72.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeff Gorski